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                                                                    Exhibit 99.1



[VIVENDI UNIVERSAL LOGO]





                 Vivendi Universal's 2002 Financial Information
                                Available On-line



Paris, April 2, 2003 - In order to ensure equal dissemination to, and treatment of, its shareholders in both the French and US markets, Vivendi Universal has placed on-line the 2002 financial statements, as well as a draft of the preliminary French annual report which is currently under review by the French Commission des Operations de Bourse.

These documents are available on Vivendi Universal's website:
www.vivendiuniversal.com under the heading `Who We Are'.
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